Form C

Cover Page

Name of issuer:

Fade to Black LLC

Legal status of issuer:

Form: Limited Liability Company
Jurisdiction of Incorporation/Organization: DE
Date of organization: 6/26/2024

Physical address of issuer:

1801 Century Park East, 24th Floor
Los Angeles CA 90067

Website of issuer:

https://join.legionm.com/fade-to-black/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

5.0% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Film Waterfall Agreement

Target number of securities to be offered:

50,000

Price:

$1.000000

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$4,000,000.00

Deadline to reach the target offering amount:

4/30/2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

4

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$7,000.00	$0.00
Cash & Cash Equivalents:	$0.00	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$7,285.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	$0.00	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal

shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Fade to Black LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Paul Scanlan	CEO	Legion M	2024

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Paul Scanlan	CEO	2024
Jeff Annison	President	2024

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Legion M Entertainment Inc	Membership Interests (Paul Scanlan owns 44.5% of Legion M and Jeff Annison owns 36.3% of Legion M)	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Funding in the Picture involves a high degree of risk and should be considered only by persons who can afford the loss of their entire investment. In addition to the other information contained in the Agreement, prospective funders should carefully consider the following risk factors before providing funds for the Picture.

The Company presently has limited operating capital for the Picture and is dependent upon investment in the Company to conduct business as intended. There is a risk that the capital necessary to product the Picture and conduct business will fall short of the desired amount.

There are significant risks involved in the development, financing, production, and exploitation of a motion picture, and the motion picture business is highly competitive. Success is largely dependent on public taste, which is both unpredictable and subject to change. Accordingly, the commercial potential of the Picture cannot be accurately predicted. Furthermore, many motion pictures do not recover their development, production and exploitation costs, and may never show a profit. There can be no assurance that Investor will receive a return on all or even a portion of the Payout amount in the Picture.

Risks of Development and Production. The Investment Amount will be subject to the risks inherent in the development and production of all motion

subject to the risks inherent in the development and production of all motion pictures. These include, without limitation, difficulties in securing full production funding, delays in the completion of production and unforeseen circumstances causing increases in production costs which may exceed the initial budget of the Picture and which may be beyond the financial means of Company. There are various factors outside of the control of the Company that could force the Picture to be shut down and/or abandoned with no possibility of reimbursement to the Picture's funders, including, without limitation, the death, disability, illness or default of the director and/or other key talent and crew, investors of the Picture, natural disasters, labor disputes, strikes, or other force majeure events.

No Signed Distribution Agreement. The gross revenue derived from any motion picture is dependent upon, among other things, the availability of distribution entities capable of obtaining suitable outlets for the motion picture in theaters and in other media and selecting proper release dates, appropriate advertising and promotion for the motion picture. Company has not presently entered into any written agreements for the distribution of the Picture, and Investor may not have any approval over or opportunity to participate in negotiations in connection with such agreements.

The negotiation of distribution agreements, which will determine and reduce the amount of receipts the Company, and in turn Investor, might derive from exploitation of the Picture, is not likely to occur prior to the completion of the Picture. Moreover, even if the Picture is distributed, there is no assurance that such distribution will be profitable with respect to Company.

The fact that any distributor derives revenue from its distribution of the Picture will not, in turn, assure that Company or Investor will also derive revenue. This is due, in large part, to the fact that the costs of marketing the Picture (prints, advertisements, etc.) will have to be advanced by any eventual distributor. Before Company receives any payment, the distributor will be entitled to recover these marketing costs as well as deduct its distribution fees (which could be as high as 50% of net revenues).

Further, any revenues Company does derive from the Picture will be based to a large extent on accountings rendered to the Company by distributors and other third party licensees. There is no assurance that these accountings will be correct, or that they will be rendered in a timely fashion. Neither Company nor Investor will have any control over the preparation of these accountings. Although Company will normally have the right to audit the books and records upon which these accountings are based, the number of audits that Company will be permitted to conduct in a given period likely will be limited, the cost of an audit may only be justified in limited circumstances, and Investor may not have the authority to cause Company to conduct such an audit.

Also, revenue derived from distribution of the Picture in foreign territories, if any, may be subject to currency controls or other restrictions which may temporarily or permanently prevent the inclusion of such receipts in the gross receipts of the Picture. Distribution and exhibition of the Picture may continue for years before any profits are paid to Company, if ever. Company is unable to guarantee to Investor the timing or amount of receipts, if any, to be derived from exploitation of the Picture.

Motion picture production involves a number of significant risks that could delay or prevent completion of the Picture. There are significant risks involved in the production of any motion picture, many of which may materially delay completion of The Picture or make completion impossible. If The Picture is not completed, no revenues will be derived from The Picture. Such risks include, but are not limited to, production costs exceeding available funds, labor disputes, strikes, death, illness or disability of key talent or other key personnel, equipment difficulties, destruction of completed film negatives or unanticipated adverse weather conditions. The occurrence of any such event may cause delays and increase production costs and may have a material adverse effect upon the Investment. These or similar events are beyond the control of Company. To the extent that contributions to the capital of Company are insufficient to cover all production costs of The Picture, all such contributions may be lost.

Investors in this offering will be purchasing a right to receive a pro rata distribution of the Net Picture Revenue generated by The Picture, which is a highly risky investment and may result in the total loss of the investment. The company will finance, produce and exploit The Picture and the ancillary rights therein held by the company, (i) in such ventures the risk of loss is high in comparison with the prospects for any profit, and that therefore investment in The Picture is suitable only for those investors who do not require liquidity in their investment; (ii) the production of The Picture by the company is an entirely new and speculative venture and it is impossible to project or predict whether the investment will result in a gain or loss to the investors, and

whether the investment will result in a gain or loss to the investors, and therefore ANY POTENTIAL INVESTOR PARTY TO THE AGREEMENT SHOULD NOT INVEST IN THE PICTURE UNLESS SUCH PARTY IS PREPARED FOR THE POSSIBILITY OF TOTAL LOSS OF THE INVESTMENT; (iii) the success of a film in theatrical distribution, television, home video and other ancillary markets is dependent upon public taste which is unpredictable and susceptible to change; (iv) the success of a film may also be significantly affected by the number and popularity of other films being distributed, therefore, the success of a motion picture is impossible to predict and absolutely no assumptions should be made respecting the ultimate economic results which may be realized by The Picture.

This investment is speculative due to the nature of the film and entertainment industry. The business of the production and exploitation of motion pictures is highly speculative and has historically involved substantial risks. The costs to produce a motion picture are often miscalculated and may be increased by factors beyond the control of its producer, resulting in inability to complete production which would result in abandonment of the project and a total loss of all funds provided therefore. The ultimate profitability of any motion picture depends upon its audience appeal in relation to its cost of production and distribution. Audience appeal, in turn, depends upon unpredictable critical reviews and changeable public taste, among other things, which cannot be readily ascertained in advance. Based upon available information, a majority of completed motion pictures fail to generate sufficient revenues to recover their cost of production and distribution. Accordingly, there can be no assurance that Company will exploit The Picture so as to enable Company to recoup all or any portion of your Investment or to yield a profit on your Investment. Furthermore, until the completion of post- production and the sale of The Picture to a distributor, it is unlikely that Company will derive any revenues from The Picture. In addition, Company cannot predict the timing or amount of revenues, if any, it may derive from the exploitation of The Picture.

There can be no assurance that The Picture will generate any revenue. No assurance can be made, and no representation, warranty, covenant or agreement is made, that the project being developed hereunder will generate revenue sufficient to distribute cash to Investor and further, Investor has no assurance of receiving a return of its investment, or any profit in excess of the investment. Investor has been advised to seek independent legal counsel before making the Investment commitment and fully understands that there is an extremely high risk of loss associated with making the Investment and can bear such loss. Investor has relied and will rely solely on its own advisors and/or investor's internal personnel with knowledge and expertise qualifying them to analyze and evaluate the transaction herein contemplated.

The Picture is being produced without the coverage of a completion bond. The Picture will not be covered by a completion bond and there is no guarantee of completion of The Picture. There are substantial risks associated with film production, including death, illness or disability of key personnel, other factors causing delay, destruction, or malfunction of sets or equipment, the inability of production personnel to comply with budgetary or scheduling requirements, labor shortages, labor stoppage due to strikes or other outside factors, and physical destruction or damage to the film itself. Significant difficulties such as these may materially increase the cost of production or may cause the entire project to be abandoned.

Distribution of motion pictures, such as the Picture, involves substantial risks outside of our control. Distribution of films requires specialized marketing expertise and considerable financial resources. The company will be dependent on a distributor for this marketing expertise and for providing funds for prints and advertising. Without the participation of a distributor, there is little likelihood that significant revenues from any source will be realized. The participation of a distributor does not, however, guarantee that the distribution will be successful or that substantial revenues will be realized therefrom.

There is presently no contract with any distributor to distribute the Picture. The success of The Picture will be dependent upon our ability to complete the Picture, the attractiveness of the final product to a distributor and the distributor's willingness ability to exploit the Picture (which may include the distributor's ability to commit substantial sums to promote The Picture successfully). Company may not have the financial or business capability to distribute The Picture itself. The gross revenue derived from the Picture is dependent, among other things, upon the interest of distributors and their ability to obtain suitable distribution via theatrical, television, home video, and/or other media, and in selecting proper release dates and appropriate advertising and promotion for the Picture. Company has no agreement at this time with any third party for the distribution of the Picture. The negotiation of final distribution agreements, which frequently occurs (if at all) near the time of completion of motion pictures, will have a substantial impact upon the amount of receipts available to us from the exploitation of The Picture. There

is no assurance that such negotiations will result in revenues or profits. Furthermore, although Company has agreed to use commercially reasonable efforts to cause The Picture to be distributed, there is no assurance that The Picture will be distributed or that such distribution will be profitable. The fact that any distributor derives profits from its distribution of The Picture will not, in turn, assure that investors in this offering, the company or other producers will also derive profits therefrom.

There are multiple distribution channels for films, and each method of distribution usually has different revenue allocation arrangements. Technological developments have resulted in the availability of alternative distribution mediums for film entertainment, including expanded pay and cable television and videocassettes, DVDs and digital technologies. These alternative distribution mediums typically have different revenue allocation arrangements from one another and such allocation arrangements often vary over time. Furthermore, these difference distribution channels may also impact the amount of customary "off the top fees" that are deducted by third parties from revenue before Company receives its portion of the revenue, or "Gross Picture Revenue." Generally, however, the level of theatrical success remains a critical factor in generating revenues in these ancillary markets.

Epidemic/Pandemic Risk Factors Impacting Production and Investment. Production of the Picture is subject to significant risks related to potential epidemics, pandemics, and other public health crises. Investors acknowledge the uncertainty surrounding such health risks and the potential impact they may have on production. In the event of a public health crisis, the Company or other producers may need to suspend or terminate production of the Picture. If production is delayed or canceled due to these factors, investors may suffer a complete loss of their entire investment.

Health-related disruptions could also impact our ability to secure and retain necessary cast and crew members. Key personnel may fall ill or be otherwise unable to complete their work, which could lead to further delays or compromises in production quality. Additionally, there is a risk that individuals involved in production could claim they contracted an illness in connection with the project, which may lead to legal action or reputational damage. These risks highlight the potential for significant financial loss, operational challenges, and other setbacks associated with public health crises. In the event of a major disruption, investors should be prepared for the possibility of losing their entire investment.

Natural disasters and other events beyond our control could materially adversely affect us. Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us and The Picture. Our business operations are subject to interruption by natural disasters, wars, terrorist attacks, severe storms, flooding, earthquakes, tsunamis, fire, power shortages, pandemics, labor shortages, labor disputes, strikes and other events beyond our control and could make it difficult or impossible for us to complete the Picture. Our business model involves the development, production, marketing and distribution of entertainment, including movies and other content. To the extent the entertainment industry is impacted by either the ability to create new content (e.g., the halting of productions) or the ability to monetize the content (e.g., theater sales), our business prospects could be severely hampered.

The success of the Picture is dependent upon the performance of third parties. Even if The Picture is completed there is no assurance that a distributor will agree to release or otherwise distribute the Picture. No assurance can be made that The Picture will be produced. No assurance can be made that if The Picture is produced, a distributor will agree to release The Picture or that The Picture will otherwise be distributed, or if a distributor agrees to release The Picture, that the release will be on a certain minimum number of screens or backed by a certain minimum amount of advertising, and no representation, warranty or assurance to the contrary has been made. Furthermore, if an agreement is reached with a particular director, actor, distributor or other party whose contractual performance may bear upon the value of the investment made by Investor, no assurance, representation, warranty, or covenant is furnished to Investor that such party shall actually perform as contractually required and no indemnity is furnished to Investor by Company in the event any such party breaches its obligations to the ultimate detriment of Investor. Some talent require "pay-or-play" deals, where they will be paid their entire fee even if Company abandons the Picture. Even if talent does not have a "pay or-play" deal, they may require full payment of their fee on their travel day to location. Once paid, this fee is usually nonrefundable. This is a risk that Investor acknowledges and takes on. Further thereto, no breach by a third party of an agreement or other duty in connection with The Picture shall be a breach of this Agreement.

The film and entertainment business is highly competitive. We intend to

engage in a highly competitive business and therefore the investment contains a high degree of risk. Competition is encountered in different phases of the production and exploitation of a motion picture. In the production phase of The Picture, competition may have a material effect on the employment and cost of personnel. After the completion of its production, The Picture will, upon its distribution, be competing with other motion pictures and, indirectly, with other forms of public entertainment. Such competition in the phases of the production and exploitation of The Picture may have a material adverse impact on Investor's Investment. Many companies involved in the production and exploitation of motion pictures have, from time to time, encountered financial difficulties, which reflect the highly competitive character of, and adverse development in, the motion picture industry as well as the unpredictability of public reaction to motion pictures.

Entertainment projects can be risky, and often budgets run over. The entertainment industry is generally affected by the same risk factors of other industries but due to its nature, the development, production, distribution and marketing of content can require large capital investments. Developing and monetizing entertainment projects, such as movies and television shows, usually require significant capital investment to fund expenditures on activities such as producing a television pilot, producing or co-producing a movie or creating a virtual reality experience. There is often budget over-run. Even with adequate funding, the project may fail to gain traction with viewers. Even if a project is successful, it is likely to take a long time for us to realize profits. Even if we are involved in a financially successful project, the process of making money and realizing profit in the entertainment business is slow. The time span from the moment a project starts to its completion, release and revenue recognition is substantial and is often measured in years.

Public perception is important in the entertainment industry. In order to continue grow our business, we must maintain credibility and confidence in our long-term financial viability and business prospects among Hollywood creators and producers, our community, investors, and other parties. Although we have no reason to believe that anyone involved in The Picture has done, or will do, anything to cause public outrage or "get cancelled," there remains a risk that statements made by our partners, contractors and employees (including the director, producers and actors), or events involving them, even if misinterpreted or inaccurately reported, may result in a negative public reaction and harm our ability to distribute and successfully market The Picture. As a result, the ability of The Picture to raise revenue through ticket sales to the public, streaming deals or other methods of distribution, will be impaired and may result in material adverse impact on revenue. Reputational harm may damage our ability to do any or all of these things. Any derogatory information whether founded or unfounded, against our business, any of our officers, director, employees, or celebrities who are featured in our films and TV shows may harm our business.

Our parent company Legion M Entertainment, Inc.'s ("Legion M") auditor has issued a "going concern opinion. Legion M's auditor has issued a "going concern" opinion on its financial statements, which means they are not sure that Legion M will be able to succeed survive as a business without additional financing. Its auditor has previously issued that opinion for its financials in previous years. Legion M was incorporated in March of 2016 and has a history of losses without profits since inception. The fact that it has been able to raise enough financing and/or revenue to sufficiently fund its operations for the each of the preceding years since inception (each of which had "going concern" opinions on its financial statements) does not guarantee its ability to raise sufficient financing and/or generate sufficient revenue in the future. Legion M has sustained net losses of $2,813,295 and $2,827,478 in the years ended December 31, 2023 and December 31, 2022, respectively. As of December 31, 2023, the Company has working capital with current assets that exceed current liabilities by $562,366, has an accumulated deficit of $20,057,477, and does not have liquid assets to satisfy its expected obligations for the next year without additional finance or revenue. The audit report states that Legion M's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate cash from operating activities and/or to raise additional capital to fund its operations. Failure to raise additional capital could have a negative impact on not only its financial condition but also its ability to remain in business, and therefore FADE TO BLACK's ability to remain in business. Because the parent company of FADE TO BLACK LLC has a "going concern" opinion, FADE TO BLACK's operations may be negatively affected if Legion M goes out of business. Further, FADE TO BLACK's managers are appointed by its sole member Legion M, and those managers may have limited financial resources, necessitating a need to resign from FADE TO BLACK or Legion M to take other employment should Legion M go out of business.

Reputational Risk and Public Perception in Equity Crowdfunding. In order to continue grow our business, we must maintain credibility and confidence in

continue grow our business, we must maintain credibility and confidence in our long-term financial viability and business prospects among Hollywood creators and producers, our community, investors, and other parties. Reputational harm may damage our ability to do any or all of these things. Any derogatory information whether founded or unfounded, against our business, any of our officers, director or employees, may harm our business. Public perception is important in equity crowdfunding, potentially making FADE TO BLACK LLC susceptible to negative postings, and false allegations about the Company and its projects. As a company raising money from the crowd, Company funding is highly dependent upon investors who get information from a wide variety of sources that rely on user generated content (e.g., social media, Reddit, message boards, blogs, etc.). These sources often have little to no standards for posting, and many of them allow people to post without even requiring a real name. As a result, these mediums can be susceptible to misinformation, disinformation, and campaigns where individuals using bots and/or fake accounts can create the illusion of "social proof."

We depend on a small management team and may need to hire more people to be successful. Our success will greatly depend on the skills, connections and experiences of our managers. Should any of them discontinue working for Company, there is no assurance that Company will continue. We will also need to hire creative talents and individuals with a track record of success and with the skills necessary to ensure that we create and sell premium original content. There is no assurance that we will be able to identify, hire and retain the right people for the various key positions.

We may not be able to protect all our intellectual property. Our profitability may depend in part on our ability to effectively protect our intellectual property including our trademark and logo, original entertainment content in our projects and our ability to operate without inadvertently infringing on the proprietary rights of others. Theft of our original entertainment content prior to release could adversely affect our revenue. Policing and protecting our intellectual property against piracy and unauthorized use by third parties is time-consuming and expensive and certain countries may not even recognize our intellectual property rights. Any litigation protecting our intellectual property and defending our original content could have a material adverse effect on our business, operating results and financial condition regardless of the outcome of such litigation.

The managers of the Company could have unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related party transactions. We do not benefit from the advantages of having any independent directors, including bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within Company, having extra checks and balances to prevent fraud and produce reliable financial reports.

You will not have any voting rights. By investing, you will be purchasing an investment interest that will not have voting rights or other preferences. Accordingly, you will not have any influence on the Company's management or how it handles The Picture, including whether to sell The Picture.

You will not have the ability to influence management. Other than as set forth herein, no investor in this offering will have the right to participate in the management of the business, including related to The Picture. Accordingly, Investors should not invest unless they are willing to entrust all aspects of management to Company, which includes the right and power to, among other things, abandon The Picture at any time for any reason.

The offering terms have been set by the Company's management. The investment terms on this instrument have been set by the Company following industry standards, but were set entirely by the Company's management without any evaluation by any independent third party. Further, investors will not have the opportunity to negotiate these terms. You should not invest if you disagree with these revenue rights terms.

The characteristics of the Investment, including payment terms, no maturity date, lack of collateral security or guarantee, and lack of liquidity, may not satisfy your investment objectives. This may not be a suitable investment for you, and we advise you to consult your investment, tax and other professional financial advisors prior to investing. The Investment may not be suitable for you based on your ability to withstand a loss of your principal amount invested or other aspects of your financial situation, including your income, net worth, financial needs, investment risk profile, return objectives, investment experience and other factors.

Investors are exposed to the credit risk of the Company and subject to our full and unconditional obligations. If we are unable to make payments required by the terms of the agreements, you will have an unsecured claim against us. Payment is therefore subject to nonpayment by us in the event of our bankruptcy or insolvency. In an insolvency proceeding, we cannot assure

you that you will recover any remaining funds. Moreover, your claim may be subordinate to that of any senior creditors and any secured creditors to the extent of the value of their security.

The Investment is an unsecured obligation and will rank equally with all of our other unsecured debt unless such debt is senior to or subordinate to the Investment. We may issue secured debt in our sole discretion without notice to or consent from the Investors. Therefore, as unsecured obligations, there is no security to be provided to the holders of the these investments.

The Investment's placement in the Waterfall may not result in a return on your Investment. Other stakeholders (i.e., debt investors, sales agents, unions, those who have deferred their compensation, and certain actor bonuses, for example) will be paid before Investors are entitled to receive any Net Picture Revenue. It is customary in the film and entertainment industry for certain stakeholders to receive payment of fees and other costs and expenses related to the production and distribution of motion pictures prior to investors in this offering receiving any revenue. This means that if the Picture fails to achieve enough revenue to pay those who sit before the Investors in the Waterfall, the Investors may not receive a return on their investment. Further, Investors may only be repaid after a debt investor's senior position is repaid, so if a debt investor takes a senior position in the Waterfall, Investor's return on investment may be delayed until the senior debt is repaid in full, plus interest; Investor may not be repaid at all if the Picture does not earn enough Gross Picture Revenue to cover debt, costs and expenses that sit ahead of Investor in the Waterfall.

Investor's Equity Backend may be diluted if a debt investor receives any percentage of the backend. If a debt investor requires a percentage of the backend to secure its debt, that percentage will be borne by the Equity Investor Backend, and all equity investors will share in a smaller pool of backend (i.e., a debt investor may ask for 2% of 100% of all backend, which would be 4% of the 50% that represents Equity Investor Backend). Investors have no control over whether Company agrees to such terms from debt investors, and Investor takes the risk that Company may negotiate a deal that directly impacts Investors share of the backend.

Any decision regarding debt investors receiving Equity Backend will be negotiated by individuals who may have different economic interests than you do. Investors in this offering will not have any say in the negotiations of any debt financings; those negotiations will be done by the Producers. The Producers may be able to reduce the interest payments, and therefore reduce the amount of money paid out ahead of them in the waterfall – by treating such savings as an equity investment and thereby reducing the Equity Investor Backend. This could affect your pro-rata pari passu split of the Equity Investor Backend without the Producers being detrimentally effected.

Investors will be subject to the terms and conditions that Company negotiates in the Collection Account Management Agreement (CAMA). Investors will not be a signing party to the CAMA, and will therefore have to rely on Company to negotiate the CAMA's definitions, terms and conditions on Investor's behalf. Investors will neither know, nor be able to negotiate, any of the nuanced information, terms and conditions defined or addressed in the CAMA, nor how the CAMA will be structured until it is finalized. Changes to definitions in the CAMA are possible, as there will be stakeholders in the CAMA that include without limitation, Company, Initial Equity Investors, Unions, Sales Agents (as applicable) and actors (as applicable), amongst other stakeholders. Investors will have no input over the language in the CAMA and will have to rely on Company's negotiation and finalization of all terms in the CAMA without recourse to terms that result in a less advantageous position to Investor.

Investors have no approval over actor deals. Investors have no control or input over the terms, conditions and structure of actor deals including, without limitation, how and when actor fees are paid, how actors are treated in terms of travel, crew needs, publicity and premieres, how much backend actors receive from Producer's Net Profits, and whether actors are entitled to any deferred compensation, box office bonuses or streaming bonuses, including without limitation, how such deferments or bonuses are structured. This means that if an actor negotiates a deal that results in payment of box office or streaming bonuses outside of the Waterfall (sometimes actors can negotiate such terms when a distributor picks up a film), then that actor may be paid additional monies relating to the Picture before Investors recoup, for example. It also means that if actors negotiate to be paid box office or streaming bonuses inside the Waterfall, they may be paid prior to any of your return on investment.

There is no current market for resale of Investors investment. It is hard to predict whether we will ever sell The Picture, in which case the funds generated by the sale will be distributed to Investors in accordance with the Waterfall and Financing Plan included with this offering memorandum as

Exhibit I and Exhibit II. Investors should assume that they may not be able to liquidate their investment or pledge their Investment as collateral for some time (if ever).

Any dispute regarding the Agreement will be resolved by arbitration conducted in the State of California, which follows different procedures than in-court litigation and may be more restrictive to Investors asserting claims than in-court litigation. The Agreement for this offering provides that the sole forum for any dispute arising thereunder will be arbitration in Los Angeles, California. As a result, investors would not be able to pursue litigation in state or federal court for any disputes pertaining to the Agreement. Arbitration is intended to be the exclusive means for resolving such disputes, and this provision is intended to apply both to claims made under US federal securities laws, rules and regulations and to claims arising under any other laws. As arbitration provisions in commercial agreements have generally been respected by federal courts, we believe that the arbitration provision in the Agreement is enforceable under federal law. Investors cannot waive the company's compliance with federal securities laws and the rules and regulations promulgated thereunder in arbitration. Costs in arbitration proceedings may be higher than those in litigation proceedings, and investors may face limited access to information and other imbalances of resources. This provision can discourage claims against the company because it limits the ability of investors to bring a claim in a judicial forum they find favorable, and limits investors' ability to bring class action lawsuits or seek remedy on a class basis for any disputes arising under the Agreement.

Investors may be subject to federal income tax consequences. Each investor, in determining its U.S. federal income tax liability, will take into account its allocable share of income, gain, loss, deduction and credits of their investment, without regard to whether it has received distributions from the SPV or CAMA. Accordingly, each prospective investor is advised to consult its own tax counsel as to the specific tax consequences of an investment in the SPV and Picture. The SPV has not been structured to provide tax benefits to investors, and an investment in the SPV and Picture should not be based on the expectation that tax benefits will accrue therefrom.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment. Investors in this Offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy and would be in addition to any Wefunder processing fee. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g., minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this Offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The Commission's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

You will not be investing directly into the Company, but into a special purpose vehicle. Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in an SPV established by Wefunder and with the money you pay, and you will beneficially own the Investment by becoming a member of the SPV. A condition to using an SPV is that the SPV pass on the same economic rights that are set out in the Investment. However, it may not always be possible to replicate those rights exactly, because the SPV is an LLC formed under Delaware law. This sort of arrangement has a limited history of use, and there may be unforeseen risks and complications. You will also be relying on Wefunder and the Lead Investor to make sure the SPV complies with Delaware law and functions in accordance with Regulation Crowdfunding. The structure of the SPV is explained further in "Other Material Information."

Our future success depends on the efforts of a small management team The loss of services of the members of the management team may have an adverse effect on the Company and production of the Picture. There can be no assurance that we will be successful in attracting and retaining other

personnel we may require to successfully grow the Company and produce the Picture.

We rely on the efforts of management who are not able to dedicate their full time to the Company. Paul Scanlan and Jeff Annison are part-time officers who also act as the management for Legion M, and other projects in production, pre-production, or planning stages for Legion M. As such, their time is split between different efforts. If they are unable to dedicate sufficient time to the Company, the financial results of the Company may be harmed.

Paul Scanlan and Jeff Annison are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: Funds at this level will be used to pay back bridge loans that have covered production expenses thus far (95%). Funds will also be paid to Wefunder to cover their fee (5%).

If we raise: **$500,000**

Use of Proceeds: Funds at this level will incrementally reduce bridge loans that were taken to cash flow production, ensuring smoother financial footing as we finalize the film (85%). Additionally, we plan to reimburse Legion M for cashflow advances, enabling the company to reinvest in new projects and continue building momentum (10%). Funds will also be paid to Wefunder to cover their fee (5%).

If we raise: **$1,000,000**

Use of Proceeds: With this level of funding, we will fully repay bridge loans utilized to cash flow production (80%). Additionally, we plan to reimburse Legion M for cashflow advances, enabling the company to reinvest in new projects and continue building momentum (15%). Funds will also be paid to Wefunder to cover their fee (5%).

If we raise: **$4,000,000**

Use of Proceeds: This represents the maximum funding level we anticipate raising through this Regulation CF offering. The funds will cover all necessary production and post-production expenses, including potential upgrades such as enhanced music licensing (30%). They will also be used to fully pay off bridge loans and senior debt (40%). At this level, we expect to reimburse Legion M for cashflow advances, positioning the company to launch its next project and further elevate the quality of this production (25%). Funds will also be paid to Wefunder to cover their fee (5%).

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

<u>The Company's right to cancel.</u> The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the

offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

After expenses are paid, investors receive 120% of their investment back plus 50% of net profits.

Subject to the availability of funds received from the revenues of the film, the Equity Waterfall Investment shall carry a 20% premium (the "Premium"); both the Equity Waterfall Investment and the Premium shall be paid out of the Waterfall, secured via worldwide sales and recouped as further described in the Waterfall attached as Exhibit I in the Investment Agreement. Note, the Equity Waterfall Investment does not grant an ownership interest in the Company or the film.

Backend Revenue shall derive from Equity Waterfall Investor's share of the "Equity Waterfall Investor Backend" (defined as 50% of 100% of all available backend (defined as "Investor's Net Profits" in the Waterfall)) on a pro rata, pari passu basis with other equity investors to be paid in perpetuity and in accordance with the collection account management agreement ("CAMA") for the Picture.

For example and for the purpose of clarity, if Investor's Investment Amount is $10,000 on a budget of $3,000,000, then investor will be entitled to recoup $10,000 + 20% = $12,000 total recoupment + 0.33% of 50% of the backend (which would be the investor's share of Equity Investor Backend on a pro rata, pari passu basis for a $3M budget fully financed by equity).

If debt lenders require a backend position for a reduction in debt costs, Investor agrees that such backend percentage shall come out of the Equity Waterfall Investor Backend and be treated as if the debt investor invested in an equity position (i.e., the debt lender may share in the "Equity Waterfall Investor Backend"). For the purpose of clarity, a debt lender may negotiate for a set percentage share of Equity Waterfall Investor Backend (for example, 2% of 100% of all available backend, which is 4% of Equity Investor Backend), or they may agree to share the percentage of the Equity Waterfall Investor Backend that represents an equivalent savings that Company receives, shared on a pro-rata, pari passu basis with equity investors (i.e., debt investor agrees to drop their interest rate from 15% to 10%, saving Company $100k in interest payments. In exchange for the lower interest rate, that $100k in savings is treated as if it was an equity investment for the purposes of calculating debt investor's pro-rata pari passu share amongst all other investors).

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

type and rights, as if the Investor invested directly in the Company.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

See exact security attached as Appendix B, Investor Contracts.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement shall supersede any oral or prior written agreements between Company and Investor, and shall not be modified or amended except by a document in writing signed by both the parties. Unless and until this Agreement is modified or amended by the party's hereto in writing, if ever, this Agreement shall be binding upon the parties. Each party acknowledges that no representation or warranty not expressly set forth in this Agreement has been made or relied upon by the other party.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
This is an LLC with no issued units.			

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

As of the date of this Form C, the Company has sold $556,137 worth of the

Waterfall Agreements.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Because the Investor holds no voting rights in the company, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's financial return under the Investment. For example, our management could take on senior debt, or other secured debt which could potentially reduce the amount available for the Waterfall to investors.
The Company may not change the term of the Investment without the consent of the Investors, who approval rights have been assigned to the Lead Investor.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

Subject to the limitations under state laws, as holders of a majority-in-interest of voting rights in the Company, our managers may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the managers may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The managers may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The investment terms for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will not hold an equity interest in the Company and will have no rights associated with equity ownership.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

On the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Legion M Entertainment, Inc.
Issue date	04/29/24
Amount	$7,285.00
Outstanding principal plus interest	$7,285.00 as of 11/24/24
Interest rate	0.0% per annum
Current with payments	Yes

Prior to June 26, 2024 (inception), the Company incurred $7,000 for casting and production costs, which were capitalized as investments in production. The Company incurred an additional $285 in filing fees. All costs were paid by Legion M Entertainment, Inc., a related party, on the Company's behalf. These advances are non-interest bearing and are payable on demand.

Loan

Lender	Legion M Entertainment Inc.
Issue date	09/28/24
Amount	$200,000.00
Outstanding principal plus interest	$200,000.00 as of 12/01/24
Interest rate	12.0% per annum
Maturity date	09/30/25
Current with payments	Yes

The Company secured $500,000 in short-term debt from third-parties in which the terms have not been finalized. The Company has received the funds and are in negotiation with the respective third-parties on the structuring of the repayment terms. $200,000 of this $500,000 has come from related party Legion M

Loan

Lender	Ryan Craft and Josh Jones
Issue date	09/29/24
Amount	$300,000.00
Outstanding principal plus interest	$300,000.00 as of 12/02/24
Interest rate	12.0% per annum
Maturity date	09/30/25
Current with payments	Yes

The Company secured $500,000 in short-term debt from third-parties in which the terms have not been finalized. The Company has received the funds and are in negotiation with the respective third-parties on the structuring of the repayment

terms. $200,000 of this $500,000 has come from related party Legion M

Loan

Lender	Marc Cohen, Chris Boshuizen, Josh Jones, Ryan Craft, Brent Craft, Matt MacNelly
Issue date	09/30/24
Amount	$925,000.00
Outstanding principal plus interest	$925,000.00 as of 12/01/24
Current with payments	Yes

The Company secured $925,000 in short term debt, subject to meeting various conditions, and includes interest and fees in the amount of $198,000, of which $50,000 will be converted into equity and $148,000 in interest will be due September 2025. The first bridge loan is due February 26, 2025, in the amount of $500,000. If the bridge loan is not fully repaid by the 120th day after the initial funding, then the bridge loan shall accrue interest against any then-unpaid outstanding principal at the interest rate of 20% per annum for the period between 120 days after initial funding, not to exceed 180 days from the initial funding. The notes bear interest at rates between 12%-16%. $500,000 of the notes are convertible into stock in Legion M Entertainment, Inc. if and upon a default event at a 50% premium. The notes are subject to various security provisions, including collateralization against all assets of the Company, the Company's equity raise proceeds, tax credits, project revenues, and various other rights.

Loan

Lender	Legion M Entertainment Inc
Issue date	10/21/24
Amount	$1,000,000.00
Outstanding principal plus interest	$1,000,000.00 as of 12/01/24
Current with payments	Yes

From October 2024 to November 23, 2024, Legion M initially funded the Fade to Black, LLC bank account in the amount of $1,000,000, which is reimbursable once the project is funded. No interest rate or maturity date.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
	Regulation Crowdfunding		$267,706	General operations
11/2024	Regulation D, 506(b)		$561,137	General operations
11/2024	Section 4(a)(2)		$561,137	General operations
12/2024	Regulation D, Rule 506(c)		$200,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Legion M Entertainment, Inc.

Amount Invested	$7,285.00
Transaction type	Loan
Issue date	04/29/24
Outstanding principal plus interest	$7,285.00 as of 11/24/24
Interest rate	0.0% per annum
Current with payments	Yes
Relationship	Majority owner
Name	Legion M Entertainment Inc.
Amount Invested	$200,000.00
Transaction type	Loan
Issue date	09/28/24
Outstanding principal plus interest	$200,000.00 as of 12/01/24
Interest rate	12.0% per annum
Maturity date	09/30/25
Current with payments	Yes
Relationship	Majority owner
Name	Legion M Entertainment Inc
Amount Invested	$1,000,000.00
Transaction type	Loan
Issue date	10/21/24
Outstanding principal plus interest	$1,000,000.00 as of 12/01/24
Current with payments	Yes
Relationship	Majority owner

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors

that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Full length feature film already in production puts FANS-FIRST to benefit from any potential backend upside of the movie. The Company is a special purpose vehicle which was formed to produce a feature film currently entitled "FADE TO BLACK". The Company is headquartered in Los Angeles, California.

Milestones

Fade to Black LLC was organized in the State of Delaware in June 2024.

Since then, we have:

- ALL-STAR CAST: Karan Soni, Katerina Tannenbaum, Max Carver, Rafael Casal, Gavin Leathwood...

- AWARD-WINNING TEAM: Seasoned team of highly acclaimed producers, EPs, casting director & more.

- VISIONARY DIRECTOR: Andrew Sandler has over a billion online views from film, TV, & music videos.

- BUCKET LIST PERKS: producer credits, set visits, premiere tickets, production updates & more.

- PURPOSE: Shape the future of Hollywood with a fiercely original film made by talented rising stars.

The Company is subject to risks and uncertainties common to early-stage film productions. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations as of June 26, 2024

As of June 26, 2024 (inception), the Company had commenced planned principal operations and had not generated revenue. The Company's activities since inception have consisted of formation activities, capital raising activities, and principal operations which include the development and production of a feature film. We will not generate any revenue until the film is released. We expect to release the film in late 2025 or early 2026.

- *Revenues & Gross Margin*. For the period ended June 26, 2024, the Company had revenues of $0. .

- *Assets*. As of June 26, 2024, the Company had total assets of $7,000, including $0 in cash.

- *Net Income*. The Company has had net income of $0 through June 26, 2024.

- *Liabilities*. The Company's liabilities totaled $7,285 through June 26, 2024.

Related Party Transaction

The Company has received debt financing and advances from its parent entity, Legion M. Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $2,432,285 in debt. From October 2024 to November 23, 2024, Legion M initially funded the Fade to Black, LLC bank account in the amount of $1,000,000, which is reimbursable once the project is funded.

We plan to use the proceeds as set forth in this Form C under "Use of Funds", which includes repayment of the debt we have already incurred. In addition to the funds from this offering under Regulation Crowdfunding, we have received investment from accredited investors, as well as secured debt financing for the film production.

We will likely require additional financing in excess of the proceeds from the Offering in order to get the film to completion and then to market and distribute the film. Besides funds raised through Wefunder, we have recently closed a Reg D fundraising round, have multiple loans, and have funding from Legion M. We plan to raise additional capital concurrently with this offering, however, there is no guarantee that any additional capital will be available, or

available at terms we are willing to pay.

Runway & Short/Mid Term Expenses

Fade to Black LLC cash in hand is $374,860, as of November 25, 2024. We will not begin generating revenues until such time as the film is released, which we intend to occur in late 2025 or early 2026.
While are not yet able to generate revenue, there are many expenses associated with the production of the film. Over the last three months, cost of goods as averaged $100,000/month, and operational expenses have averaged $50,000/month, for an average burn rate of $150,000 per month

Since principal operations have commenced, the Company has incurred significant additional expenses. Over the next 3-6 months, we expect $500,000 in expenses to finish the film.

We are not currently generating any revenue as we are in the production phase of the film. In total, including off-Wefunder investments, we expect to need $3,500,000 in funding in order for the film to be completed and released.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Paul Scanlan, certify that:

(1) the financial statements of Fade to Black LLC included in this Form are

true and complete in all material respects ; and

(2) the financial information of Fade to Black LLC included in this Form

reflects accurately the information reported on the tax return for Fade to

Black LLC filed for the most recently completed fiscal year.



Paul Scanlan
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer,

municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        C. engaging in savings association or credit union activities? ☐ Yes ☑ No

    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

    ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the

Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not

provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://join.legionm.com/fade-to-black//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement

Fade to Black Waterfall .33

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Jeff Annison

Paul Scanlan

Appendix E: Supporting Documents

ttw_communications_166985_211516.pdf

AMENDMENT_to_Operating_Agreement_-_Fade_to_Black_LLC_-_Paul_and_Jeff_as_managers_-_FE.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement

Fade to Black Waterfall .33

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Jeff Annison

Paul Scanlan

Appendix E: Supporting Documents

ttw_communications_166985_211516.pdf

AMENDMENT_to_Operating_Agreement_-_Fade_to_Black_LLC_-_Paul_and_Jeff_as_managers_-_FE.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Fade to Black LLC

By



Paul Scanlan
Producer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Paul Scanlan
Producer
1/9/2025

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.